UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-25137

A.	Full title of the plan and the address of the plan, if different from the issuer named below:

Concur Technologies, Inc. 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Concur Technologies, Inc.

18400 NE Union Hill Road

Redmond, WA 98052

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Trustees

of the Concur Technologies, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Concur Technologies, Inc. 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOSS ADAMS LLP

Seattle, Washington

June 27, 2007

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	December 31,
	2006	2005
ASSETS
Investments, at fair value	$14,684,891	$10,418,374
Cash and cash equivalents	231,714	160,198

	14,916,605	10,578,572

ACCRUED LIABILITIES	2,029	1,613

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	$14,914,576	$10,576,959

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	11,913	8,221

NET ASSETS AVAILABLE FOR BENEFITS	$14,926,489	$10,585,180

See accompanying notes.	2

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2006

ADDITIONS
Investment income
Net appreciation in fair value of investments	$1,754,965
Interest	2,249

1,757,214

Contributions
Participants	2,500,404
Rollovers	1,174,121

3,674,525

Total additions	5,431,739

DEDUCTIONS
Benefits paid to participants	1,090,230
Administrative expenses	200

Total deductions	1,090,430

NET CHANGE	4,341,309

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	10,585,180

End of year	$14,926,489

See accompanying notes.	3

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

Note 1—Description of Plan

The following description of the Concur Technologies, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan covering all eligible employees of Concur Technologies, Inc. (the Company), except nonresident aliens and those employees subject to a collective bargaining agreement. Employees become eligible to participate in the Plan as of their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions—Participants may elect to defer and contribute up to 80% of their pretax annual compensation, as defined in the Plan document (limited to $15,000 for the year ended December 31, 2006). Effective January 1, 2003, participants age 50 or older may elect to defer additional amounts (called “catch-up contributions”) to the Plan. The maximum “catch-up contribution” that can be made in 2006 is $5,000. The additional amount can be contributed regardless of any other limitations on the amount that can be deferred to the Plan. Participants may also contribute amounts representing rollover distributions from other qualified plans. Company contributions are at the discretion of the Company’s Board of Directors. The Company did not contribute to the Plan during 2006 or 2005. Upon enrollment, a participant may direct employee and Company contributions in whole percentage increments into any of the Plan’s fund options, which also includes an option of investing in the employer’s common stock. Participants may change their investment options at any time, subject to certain restrictions. See Note 8 – Subsequent Events for information about the Company match that started in April 2007.

Participant Accounts—Each participant’s account is credited with the participant’s contributions, rollovers, Company contributions, if any, forfeitures of unvested balances of terminated participants, and an allocation of Plan earnings. Company contributions and forfeitures are allocated to participants’ accounts based on participants’ compensation compared to overall Company compensation. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested individual account.

Vesting—Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on the number of years of continuous service, as defined by the Plan document. A participant is 100% vested in Company contributions after three years of credited service.

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

Note 1—Description of Plan (Continued)

Forfeitures—Forfeitures of nonvested portions of Company-matching contributions in participant accounts may be used to reduce Plan expenses at the earliest opportunity, after such forfeitures become available. Any forfeitures not used by the Plan will be allocated to participant accounts. There were no forfeited nonvested amounts during 2006 and 2005.

Participant Loans—Subject to the approval of the Plan administrator, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, or 50%, of their vested account balances. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and, in accordance with the Plan documents, will bear a reasonable rate of interest. Principal and interest are paid ratably through monthly payroll deductions and the balance of the loan can be paid in full at any time. As of December 31, 2006, the interest rates on the outstanding loans ranged from 5-7% with various maturities through December 2011.

Benefit Payments—Upon retirement, death, or disability, a Plan participant’s account becomes fully vested and the participant may elect to receive a benefit payment. Benefits are generally payable as a lump sum except in the event of a participant’s death, in which case payment to a beneficiary may be deferred for up to five years or may be paid over the beneficiary’s life expectancy. All benefits must be paid or begin to be distributed when a participant reaches age 70-1/2. A participant may also elect to seek a hardship withdrawal, as defined in the Plan document, in certain cases of financial need. Upon severance of a participant’s employment for reasons other than death, disability, or retirement, the participant may elect to receive a lump sum benefit payment. The Plan requires that benefits must be paid regardless of election if a participant’s employment is terminated prior to retirement, death, or disability, and the participant’s vested benefit under the Plan is $5,000 or less.

Administrative Expenses—Administrative expenses are paid by the Plan unless the Company elects to pay such costs. The majority of the Plan’s administrative expenses were paid by the Company in 2006.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

Note 1—Description of Plan (Continued)

New Accounting Pronouncements—As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

Note 2—Summary of Accounting Policies

Basis of Accounting—The accompanying financial statements have been prepared using the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Investment in the non benefit-responsive investment contracts are valued based upon the quoted redemption value of units owned by the Plan at year end. The money market funds are valued at cost plus accrued interest, which approximates fair value. Concur Technologies, Inc. common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

Note 2—Summary of Accounting Policies (Continued)

The investment contracts are presented at fair value on the statement of net assets available for benefits. The investments in the fully benefit-responsive investment contracts are also stated at contract value which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are included in net appreciation of fair value of investments and are recorded on the ex-dividend date.

Payment of Benefits—Benefits are recorded when paid.

Cash and Cash Equivalents—The Company considers money market accounts and any highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Reclassification – Certain balances in the 2005 financial statements have been reclassified to conform to the 2006 presentation. These changes had no effect on net change in either year presented.

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

Note 3—Investments

Charles Schwab Trust Company (Schwab) holds the Plan’s investments and executes all investment transactions. During the year ended December 31, 2006, the Plan’s investments appreciated in fair value as determined by quoted market prices as follows:

Net Appreciation in Fair Value of Investments
Registered investment companies	$1,606,322
Common stock—Concur Technologies, Inc.	128,241
Common collective trust	20,402

$1,754,965

Investments that represented 5% or more of the fair value of the Plan’s net assets are as follows at December 31:

2006
Vanguard 500 Index Admiral	$3,823,589
First Eagle Overseas Fund	2,050,636
Baron Asset Fund	1,342,373
PIMCO Total Return Fund	1,238,994
Dodge & Cox Balanced Fund	1,172,926
Weitz Partner Value Fund	1,079,600
American Funds Amcap	805,988

2005
Vanguard 500 Index Admiral	$3,087,588
PIMCO Total Return Fund	1,154,917
Baron Asset Fund	1,147,761
First Eagle Overseas Fund	1,144,645
Dodge & Cox Balanced Fund	837,286
Weitz Partner Value Fund	677,652
Fremont U.S. Micro Cap Fund	599,635

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

Note 4—Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 5—Reconciliation of Financial Statements to Form 5500

The Form 5500 has certain items of income that differ from amounts shown on the accompanying statement of changes in net assets available for benefits. These differences relate to classification only and have no effect upon net assets available for benefits for either period.

Note 6—Income Tax Status

The plan administrator filed a request for a determination letter from the Internal Revenue Service regarding the Plan’s qualification under Section 401(a) and the related trust’s tax exempt status under provisions of section 501(a) of the Internal Revenue Code (IRC). The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 7—Transactions with Party-in-Interest

Included in investments at December 31, 2006 and 2005, are participant-directed investments in common stock of the Company with an aggregate fair value of $665,435 and $435,334, respectively. These transactions represent investments in the Company and therefore, qualify as party-in-interest transactions. Plan investments also include participant loans, which qualify as party-in-interest transactions, as well as money market accounts managed by Schwab. Schwab is the custodian as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

Note 8—Subsequent Events

Employer matching contributions—Effective April 1, 2007, an amendment to the Plan was passed, which provided for a required employer matching contribution up to $500 on a participant’s contribution of up to $4,000, or 12.5% of the participant’s contribution. The Company’s matching contribution is calculated and remitted on a per pay-period basis.

Change in service providers—In 2007, the trustees of the Plan approved the change of custodian to State Street Bank, N.A. (State Street) and the change of record keeper to Symetra Financial. The conversion from custodian, Schwab, and record keeper, Kibble & Prentice, was completed in April 2007. Upon conversion, the employee participant investment account balances were liquidated and the assets were transferred from Schwab to State Street and invested into fund options offered through State Street. No changes were made to the provisions of the Plan.

Note 9—Outtask, Inc.

On January 23, 2006, the Company acquired Outtask, Inc. (“Outtask”). As a result of this acquisition, Outtask employees became eligible to participate in the Plan and execute rollover contributions to the Plan beginning on February 1, 2006. Total rollover contributions from Outtask employees totaled $805,561 for the year ending December, 31, 2006.

SUPPLEMENTAL SCHEDULE

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

SUPPLEMENTAL SCHEDULE

EIN: 91-1608052

PLAN #: 001

DECEMBER 31, 2006

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Vanguard 500 Index Admiral	Registered investment company	**	$3,823,589
	First Eagle Sogen Overseas Fund	Registered investment company	**	2,050,636
	Baron Asset Fund	Registered investment company	**	1,342,373
	PIMCO Total Return Fund	Registered investment company	**	1,238,994
	Dodge & Cox Balanced Fund	Registered investment company	**	1,172,926
	Weitz Partner Value Fund	Registered investment company	**	1,079,600
	American Funds Amcap	Registered investment company	**	805,988
	Fremont U.S. Micro Cap Fund	Registered investment company	**	668,849
*	Concur Technologies, Inc.	Common stock	**	665,435
	Morley Stable Value Fund	Collective trust fund	**	617,904
	DFA U.S. Small Cap Value	Registered investment company	**	586,542
	DFA U.S. Large Cap Value	Registered investment company	**	577,994
*	Schwab Retirement Money Fund	Money Market	**	141,081
*	Schwab Government Money Fund	Money Market	**	90,633
*	Participant Loans	Interest rates ranging from 5.0% to 7.0%	—	54,061

				$14,916,605

*	Indicates party-in-interest to the Plan.
**	Historical cost information is not required as investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONCUR TECHNOLOGIES, INC. 401(K) PLAN

Dated: June 27, 2007

By	/s/ John F. Adair
John F. Adair
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Moss Adams